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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION

700 - 700 West Pender Street

Vancouver, British Columbia V6C 1G8

Telephone: (604) 669-6660

Facsimile: (604) 669-0898

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the shareholders of Rimfire Minerals Corporation (the "Company") will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia at 2:00 p.m. (Vancouver time) on Thursday, June 23, 2005 for the following purposes:

1.

To receive the report of the directors to the shareholders;

2.

To receive the audited financial statements of the Company for the year ended January 31, 2005 and the report of the auditors thereon;

3.

To fix the number of directors at five (5);

4.

To elect directors for the ensuing year;

5.

To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

6.

To approve the continuation of an incentive stock option plan and the granting or amendment of stock options for directors, officers and insiders of the Company at such prices and amounts and on such terms as may be acceptable to the TSX Venture Exchange;

7.

To approve all actions of the Directors and Officers carried out on behalf of the Company during the preceding year;

8.

To transact such other business as may properly be brought before the meeting.

Accompanying this Notice are the Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 12th day of May, 2005.

By Order of the Board of Directors

"David A. Caulfield"

President and Chief Executive Officer

RIMFIRE MINERALS CORPORATION

700 - 700 West Pender Street

Vancouver, British Columbia V6C 1G8

Telephone (604) 669-6660

Facsimile (604) 669-0898

INFORMATION CIRCULAR AS AT MAY 12, 2005

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF RIMFIRE MINERALS CORPORATION ("the Company") for use at the Annual and Special General Meeting of shareholders of the Company to be held on June 23, 2005 and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting. Except where otherwise indicated, the information contained is stated as of May 12, 2005.

All cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit proxies personally, by telephone or telegraph, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management proxyholder"). A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him/her at the Meeting may do so either by striking out the printed names and inserting such other person's name or by completing another proper form of proxy. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, BC V6C 3B8, Facsimile: (604) 689-8144 not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, Information Circular and form of proxy

(collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Pacific Corporate Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy nominees named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXY

A proxy may be revoked, before it is exercised, either by:

(a)

signing a proxy bearing a later date or signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy), and depositing it at the time and place specified above for the proxy; or

(b)

registering in person with the Scrutineer at the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy; an Alternate Proxyholder has discretion to vote the shares as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At present, Management of the Company knows of no such amendments or variations.

ADVANCE NOTICE OF THE ANNUAL GENERAL MEETING

Advance notice of the Annual General Meeting was published in The Vancouver Sun newspaper, Vancouver, British Columbia, on April 29, 2005.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

On May 12, 2005, there were 17,859,720 no par value common shares issued and outstanding, each share carrying the right to one vote. Only shareholders of record at the close of business on May 12, 2005 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name	Number of Voting Securities	Percentage
Prudent Bear Fund	2,000,000	11.2%
CDS & Co. [1]	14,837,943	83.1%

[1]

the beneficial owners of these shares are not known to the Company.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at five (5) and to nominate the persons listed below for election as Directors. Each Director will hold office until the next Annual General Meeting, unless his office is earlier vacated.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Name and Address of Nominee and present position with the Company	Period from which Nominee has been a Director	Number of shares beneficially owned	Principal Occupation
David A. Caulfield Coquitlam, British Columbia President, Chief Executive Officer & Director	November 8, 1991	667,546[2] 9,955 [3]	Chief Executive Officer, Rimfire Minerals Corporation
Henry J. Awmack Vancouver, British Columbia Chairman of the Board & Director	November 8, 1991	1,342,446[2] 9,955 [3]	President Equity Engineering Ltd. (geological consulting company)
Bipin Ghelani[1] Richmond, British Columbia Director	January 15, 2003	63,000[2]	Chartered Accountant
Jack H.L. Miller[1,4] North Vancouver, British Columbia Director	October 31, 1998	194,500[2]	Vice President, Operations Quadra Mining Ltd. (mining company)
Gary Paulson[1] Prince George, British Columbia Director	October 31, 1998	93,680[2]	President, Falcon Drilling Ltd. (mining services company)

[1]

Member of the Company’s Audit Committee.

[2]

Voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, which information has been furnished by the nominees themselves.

[3]

Escrow shares

[4]

Jack Miller was an officer of Imperial Metals Corporation when it applied for a plan of arrangement under the Company’s Creditors Arrangement Act on November 23, 2001. The plan of arrangement was approved on April 15, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation to Named Executive Officers

During the fiscal year ending January 31, 2005 the Company had two (2) named executive officers, namely David A. Caulfield, the President and Chief Executive Officer of the Company and Dorothy G. Miller, the Chief Financial Officer of the Company (the “Named Executive Officers”). The following table sets forth particulars concerning the compensation of the Named Executive Officers as defined in Form 51-102F6.

For purposes of this section:

Named Executive Officers" or "NEOs" means the following individuals:

(a) each CEO;

(b) each CFO;

(c) each of the company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the company at the end of the most recently completed financial year-end;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

The following table is a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years, for services rendered to the Company.

Summary Compensation Table

NEO Name Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus For the Year ($)	Other Annual Compen-sation ($)	Securities Under Option/SARs Granted ($) [1]	Restricted Shares/ Units Awarded ($)	LTIP Payouts
David A. Caulfield, President, CEO	20042003 2002	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	315,000 300,000 150,000	NIL NIL NIL	NIL NIL NIL	$96,000[2] $66,000[2] $60,000[2]
Dorothy G. Miller, Chief Financial Officer	20042003 2002	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	90,000 75,000 NIL	NIL NIL NIL	NIL NIL NIL	33,844 [3] 27,538 [3] 19,028 [3]

[1]

Refer to "Options & SARs Granted to Named Executive Officers" for further details.

[2]

Pursuant to the terms of a Management Agreement dated March 1, 2002, Equity Engineering Ltd. was paid the sum of $5,000 per month for the services of Mr. Caulfield. An amended agreement dated December 1, 2003 increased this amount to $8,000 per month. The Management Agreement was renewed for an additional three years on March 1, 2005. Mr. Caulfield is a director and officer of Equity Engineering Ltd. Refer to "Management Contracts".

[3]

Pursuant to the terms of a Management Agreement dated March 1, 2002 and amended December 1, 2003 and March 1, 2005, Equity Engineering Ltd. is reimbursed actual costs for the services of Ms. Miller based on time allocated to the Company.

Long Term Incentive Plan Awards to Named Executive Officers

No long-term incentive plan awards were made to any Named Executive Officers during the financial year ending January 31, 2005.

Options & SARs Granted to Named Executive Officers

During the financial year ending January 31, 2005, the Company granted the following options or SARs to the Named Executive Officers.

Name	Date of Grant	# of Securities Under Options/SARs Granted	% of total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs at Date of Grant ($/Security)	Expiration Date
CEO David A. Caulfield	December 9, 2004	45,000	9.7%	$1.21	$1.21	December 9, 2009
CFO Dorothy G. Miller	December 9, 2004	15,000	3.2%	$1.21	$1.21	December 9, 2009

Options & SARs Exercised by Named Executive Officers

No options were exercised by Named Executive Officers during the fiscal year ending January 31, 2005.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

Named Executive Officer Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
CEO David A. Caulfield	NIL	NIL	292,500/ 22,500	$172,500/ NIL
CFO Dorothy G. Miller	NIL	NIL	90,000/ NIL	$18,750/ NIL

Option and SAR Repricings

No options or SARs were repriced during the fiscal year ending January 31, 2005.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial pension plan.

Termination of Employment, Change in Responsibility or Control, and Employment Contracts

There are no employment contracts between the Company and any Named Executive Officer. The Company has no plan or arrangement in respect of compensation received or that may be received by executive officers, including Named Executive Officers, in the financial year ending January 31, 2005 or current fiscal year with the view to compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Composition of the Compensation Committee

The Corporation does not have a formal compensation committee, however independent directors meet on an annual basis to review management compensation. Recommendations from this group are referred to the entire board at the budget review meeting for approval. The Chief Executive Officer, in consultation with the Chief Financial Officer and independent directors, determines compensation of staff who are not executive officers.

Compensation of Directors

Other than as stated in this Information Circular, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors’ and employees’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company’s financial year ending January 31, 2005.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of the financial year ended January 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	1,515,000	$0.68	26,253
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1, 515,000	$0.68	26,253

The Company reserves 10% of issued treasury shares for issuance to Directors, Senior Officers, employees and consultants pursuant to stock option agreements entered into with them or to be entered into with them subject to regulatory approval and subject to member approval being obtained with respect to options granted to insiders of the Company. Options granted will be granted in order to provide an optionee with an incentive to act in the best interest of the Company. The Company intends to ask shareholder ratification of the existing Stock Option Plan at the Annual General Meeting. See item 1 under “Particulars of Other Matters to be Acted Upon” below.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors and Senior Officers of the Company, nor any associate or affiliate of the Directors and Senior Officers, have been indebted to the Company during the financial year ending January 31, 2005.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest, in any transaction since the commencement of the

Company's last financial year or in any proposed transaction, which has or will materially affect the Company.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Hay & Watson, Chartered Accountants, as Auditors for the Company for the ensuing year at remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

The Company entered into a Management Agreement dated March 1, 1999 with Equity Engineering Ltd. ("Equity") to provide the services of David A. Caulfield as President and Chief Executive Officer of the Company for the sum of $5,000 per month. The Agreement can be terminated by the Company on six months' notice. Equity is not at arm's length to the Company as the principals of Equity are David A. Caulfield and Henry J. Awmack, two of the directors and officers of the Company. On December 1, 2003, the independent directors approved an amendment to the Management Agreement to increase the compensation for David Caulfield’s services to $8,000 per month. The Management Agreement was renewed on March 1, 2005 for an additional three years, expiring on February 29, 2008.

RELATED PARTY TRANSACTIONS

As at January 31, 2005 the Company was indebted to Equity Engineering Ltd. in the amount of $33,368 for geological consulting services provided by Equity and charged to the Company at standard commercial rates. Equity is not at arm's length to the Company, as the principals of Equity are David A. Caulfield and Henry J. Awmack, two of the directors and officers of the Company. During the year ended January 31, 2005, the Company paid Equity $431,996 for geological consulting services and $203,098 for providing general corporate and administrative services composed of: $14,457 for insurance, $3,711 for investor services, $96,462 for management services, $12,026 for office, $39,172 for rent and $37,270 for support services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1.

Stock Option Plan

In accordance with TSX Venture policies, the Company has adopted an incentive stock option plan (the "Plan"). The Plan has been established to further the Company's policy of motivating officers, directors and employees of the Company to participate in the growth and development of the Company. The Plan requires the approval of the members of the Company and will be subject to the policies of the TSX Venture Exchange.

The Plan allows for the Company to reserve unissued treasury shares equal in number to 10% of its issued and outstanding capital which as at the date of this Information Circular would represent 1,785,972 common shares. There are presently outstanding options for 1,645,000 shares held by directors ,employees and consultants of the Company.

The aggregate number of shares authorized for issuance to any one person within a one-year period is limited to 5% of the outstanding shares of the Company. The exercise price of the options granted under the Plan shall be not less than the Discounted Market Price as defined in the policies of the TSX Venture Exchange.

An option may be granted for a period of up to 5 years from the date of the granting of the option. If the option holder resigns or is terminated for just cause, all unexercised options previously granted to such option holder are cancelled. In any other circumstance, the option holder retains the right to exercise all options granted to such holder in accordance with their terms.

The Plan will be administered by the board of directors of the Company, and subject to regulatory requirements in that regard, may be amended by the board of directors without further shareholder approval.

At the Meeting, the members of the Company will be asked to consider and, if thought fit, to pass a resolution approving the continuation of the Plan and the granting or amendment of stock options for directors, officers and employees of the Company at such prices and amounts and on such terms as may be acceptable to the TSX Venture Exchange.

For the Plan to be approved, the resolution must be passed by at least a majority of the votes cast by the disinterested holders of common shares of the Company at the Meeting. Accordingly, to the knowledge of the Company, 2,889,682 shares held by insiders of the Company will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained to the Plan.

Copies of the Plan can be obtained directly from the Company.

2.

Acts and Deeds of Directors

Shareholders will be requested to confirm, ratify and approve all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on behalf of the Company during the preceding year.

Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company is filed on SEDAR at www.sedar.com. The Company files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml.

The Company’s comparative financial statements and management discussion and analysis for the most recently completed fiscal year (January 31, 2005) are also filed on SEDAR.

The Company will provide to any person, upon request to the secretary of the Company at its address at 700 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, the following:

1.

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the report of the Auditor and one copy of any interim financial statement of the Company subsequent to the financial statements for its most recently completed financial year; and

2.

one copy of the information circular of the Company with respect to its most recent annual general meeting of shareholders that involved the election of directors

The Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

DATED at Vancouver, British Columbia, this 12th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“David A. Caulfield”

David A. Caulfield

President and Chief Executive Officer

Proxy

GENERAL MEETING OF SHAREHOLDERS OF

RIMFIRE MINERALS CORPORATION

TO BE HELD AT TERMINAL CITY CLUB
837 WEST HASTINGS STREET, VANCOUVER BC

ON THURSDAY, JUNE 23, 2005, AT 2:00PM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, DAVID A. CAULFIELD, a Director of the Company, or failing this person, IAN J. TALBOT, Corporate Secretary for the Company, or in the place of the foregoing,

 (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
To fix the number of Directors at 5			N/A
To elect as Director, Henry J. Awmack		N/A
To elect as Director, David A. Caulfield		N/A
To elect as Director, Bipin A. Ghelani		N/A
To elect as Director, Jack H.L. Miller		N/A
To elect as Director, Gary Paulson		N/A
Appointment of Hay & Watson, Chartered Accountants as auditors of the Company		N/A
To authorize the Directors to fix the Auditors’ remuneration			N/A

To approve the continuation of an incentive stock option plan and the granting or amendment of stock options for directors, officers and insiders of the Company at such prices and amounts and on such terms as may be acceptable to the TSX Venture Exchange

N/A
To approve all actions of the Directors and Officers carried out on behalf of the Company during the preceding year			N/A
To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

SHAREHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)   appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is
(604) 689-8144.

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX

REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR

INTERNET VOTING AT http://www.stocktronics.com/webvote

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 ”Continuous Disclosure Obligations”, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD&A”), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. In order to provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the current financial year.

RIMFIRE MINERALS CORPORATION

Please select one or both of the following options:

Annual Financial Statements & MD & A
Quarterly Financial Statements & MD & A

Name:
Address:
	Street Name & Number	Apt. or Suite

City	Prov or State Country	Postal or Zip Code
Email Address
Preferred Method of Communication:	Email:	or Mail:
*Signature:	Date:

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOOR

VANCOUVER,  BC

V6C 3B8

OR BY FAX TO:  604-689-8144

OR COMPLETE THE FORM ONLINE AT:   www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information.  The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8.   PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

May 25, 2005